UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):       [X] Form 10-K:       [   ] Form 11-K :      [   ] Form 20-F:       [   ] Form 10-Q:       [   ] Form N-SAR

For Period Ended: December 31, 2003
[X] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

American States Water Company
Southern California Water Company

Full Name of Registrant

Former Name if Applicable

630 East Foothill Boulevard

Address of Principal Executive Office (Street and Number)

San Dimas, California 91773

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The extension is to allow Registrant to assess the impact on its financial statements and disclosures resulting from a decision scheduled to be presented before the California Public Utilities Commission (“CPUC”) on March 16, 2004, the day immediately following the date for which Registrant’s Form 10-K filing is otherwise due. On March 16, 2004, the CPUC is scheduled to review a matter pertaining to revenues earned in prior years associated with the leasing of certain water rights by Registrant.

The Registrant currently plans to file its Form 10-K by the 15th calendar day following the prescribed due date of the Form 10-K, as contemplated by Rule 12b-25(b)(2).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

McClellan Harris III	909	394-3600

(Name)	(Area Code)	Telephone (Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American States Water Company
Southern California Water Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 12, 2004	By	/s/McClellan Harris III Principal Financial and Accounting Officer, CFO, Sr. Vice President, Treasurer and Secretary